SUPPLEMENT No. 1	Filed Pursuant to Rule 424(b)(7)

(To Prospectus Dated May 16, 2007)	File No. 333-143007

$300,000,000

Anixter International Inc.
1% Senior Convertible Notes due 2013

This supplement no. 1 supplements our prospectus dated May 16, 2007 relating to the resale from time to time by certain selling securityholders of up to $300,000,000 principal amount of notes and the shares of common stock issuable upon conversion of the notes. You should read this supplement no. 1 in conjunction with the prospectus. This supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information in this supplement no. 1 supersedes that information.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

	Principal Amount of
	Notes Beneficially	Number of Shares of Common Stock
Name	Owned and Offered	Beneficially Owned(1)	Offered(2)

Aristeia International Limited(5)	39,814,000	627,189	627,189
Aristeia Partners LP(6)	5,186,000	81,695	81,695
Credit Industriel et Commercial	2,000,000	31,506	31,506
Grace Convertible Arbitrage Fund, Ltd.(7)	4,000,000	63,012	63,012
Guardian Life Insurance Company(4)(8)	2,000,000	31,506	31,506
Inflective Convertible Opportunity Fund I, Ltd.(4)(9)	2,300,000	36,231	36,231
Inflective Convertible Opportunity Fund I, L.P.(4)(9)	1,300,000	20,478	20,478
Institutional Benchmark Series – Ivan Segregated Account(4)(9)	800,000	12,602	12,602
Lyxor/Inflective Convertible Opportunity Fund(4)(9)	800,000	12,602	12,602
S.A.C. Arbitrage Fund, LLC(10)	3,000,000	47,259	47,259
Silvercreek Limited Partnership(11)	3,000,000	47,259	47,259
Silvercreek II Limited(11)	2,000,000	31,506	31,506
Thrivent Financial for Lutherans(4)(12)	750,000	49,481	11,814

(1)	Assumes for each $1,000 in principal amount of notes a maximum of 15.753 shares of common stock could be issued upon conversion. However, this conversion rate will be subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on the initial conversion rate of 15.753 shares of our common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	The selling securityholder is a broker-dealer.

(4)	The selling securityholder is an affiliate of a broker-dealer.

(5)	This securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, who jointly own Aristeia Capital LLC, which is the investment manager for Aristeia International Limited.

(6)	This securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techar, who jointly own Aristeia Advisors LLC, which is the general partner for Aristeia Partners LP.

(7)	This securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by Michael Brailov, in his capacity as Managing Member of Grace Convertible Arbitrage Fund, Ltd.

(8)	This securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by John B. Murphy, in his capacity as Managing Director of Guardian Life Insurance Company.

(9)	This securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by Thomas J. Ray, in his capacity as Chief Investment Officer of Inflective Asset Management, LLC.

(10)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”), share all investment and voting power with respect to the securities held by S.A.C. Arbitrage Fund, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the notes and common stock.

(11)	This securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by Louise Morwick and Bryn Joynt.

(12)	This securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by Russell Swansen.

We have been advised by Calamos Market Neutral Income Fund — Calamos Investment Trust that they no longer own notes.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. None of the selling securityholders listed above will own 1% or more of our outstanding common stock after this offering.

Selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act. To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional supplements to the prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

See “RISK FACTORS” beginning on page 5 of the prospectus for information you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement is June 29, 2007.